Chadwick L. Mills (650) 843-5654 cmills@cooley.com	VIA EDGAR AND FEDEX

April 20, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Mary K. Fraser

Mr. Jeffrey P. Riedler

Ms. Tabatha Akins

Ms. Lisa Van Joske

RE:	Jazz Pharmaceuticals, Inc.

Form S-1 Registration Statement

File No. 333-141164

Ladies and Gentleman:

On behalf of Jazz Pharmaceuticals, Inc. (the “Company”), we are transmitting for filing Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-141164 (the “Registration Statement”). We are also sending copies of this letter and the Amendment, as well as copies that are marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 9, 2007, to the staff of the Commission (the “Staff”) in care of Ms. Fraser, Ms. Akins and Ms. Van Joske.

The Amendment is being filed in response to comments received from the Staff, by letter dated April 13, 2007, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Comments applicable to the entire filing

1.	We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

•	Summary Financial Data

•	Use Of Proceeds

•	Capitalization

•	Dilution

•	The Option Grants Table

•	Shares Eligible For Future Sale

•	The Principal Stockholders Table

•	Description of Capital Stock

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Two

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and l0% if it is above $20. You should include the required information in an amendment prior to circulating a “red herring” prospectus.

The Company respectfully acknowledges the Staff’s comment and will provide the requested information in a subsequent amendment prior to circulating a “red herring” prospectus.

2.	Please confirm that your filing contains all of the graphic, photographic or artistic materials you intend to include in the prospectus. If not, provide us with copies of all the materials you intend to include in the prospectus prior to its printing and use. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

The Company confirms that it does not intend to use any graphic, photographic or artistic materials in the prospectus.

3.	Comments on your application for confidential treatment will follow under separate cover. We will not consider a request for acceleration of effectiveness of the registration statement until any comments we may have on the application are resolved.

The Company respectfully acknowledges the Staff’s comment and will work with the Staff to resolve any comments related to its application for confidential treatment.

4.	In a number of places in your document you have used technical jargon that is not likely to be understood by your readers. Technical jargon should not appear in the forefront of the prospectus. Accordingly, please replace the jargon with an explanation in plain English. If you cannot convey these ideas without jargon, please explain what the jargon means at the first place the terms appear. Here are some examples of the type of disclosure that need to be replaced:

•	Fast-acting formulation of a Benzodiazepine

•	Refractory

•	Dopamine agonist

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Three

In response to the Staff’s comment, the Company has provided a plain English explanation of the following terms on pages 1, 2, 3, 72, 73, 78 and 80 of the prospectus:

•	Narcolepsy

•	Refractory

•	Dopamine agonist

•	Fast-acting formulation of a benzodiazepine

•	Recurrent acute repetitive seizures

•	Acute treatment

•	Pharmacokinetics study

•	Selective serotonin reuptake inhibitor

•	Tricyclic antidepressants

•	Serotonin-norepinephrine reuptake inhibitor

5.	Throughout your document you have used a number of acronyms that are not likely to be familiar to your readers. The use of acronyms is a convenience for the writer, but it forces readers to learn a new vocabulary in order to understand the disclosure in your document. Please delete all of the acronyms except those which can be commonly found in general interest publications. Examples of acronyms that should be deleted include:

•	API

•	RSCs

•	FMS

•	RLS

•	AED

•	PHAST

In response to the Staff’s comment, the Company has deleted throughout the prospectus references to the acronyms listed above, and the following acronyms which are also not commonly found in general interest publications:

•	AMP

•	PHS

•	MMA

•	PDDA

•	Y-BOCS

•	LSAS

•	ACR

•	TMS

•	TCAs

•	PREA

•	SAD

•	OCD

•	SSRI

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Four

•	SNRI

6.	Throughout the registration statement you make statements such as “when we obtain regulatory approval of Luvox CR” (see, for example, page 33) suggesting that you own Luvox CR. However, you also indicate in a number of places that Solvay must obtain approval of Luvox CR. Please revise the disclosure throughout the document to clearly identify the rights and obligations that each of you and Solvay possess in regard to this product candidate.

In response to the Staff’s comment, the Company has revised the prospectus, including on pages 2, 9, 15, 36, 47, 69, 79, 82, 83 and 104, to describe the rights to Luvox CR that the Company has obtained and that Solvay retains rights outside of the United States and, in each of the Risk Factors, MD&A and Business sections, to disclose that Solvay has primary responsibility for FDA matters related to Luvox CR until such time, if ever, as the FDA approves Luvox CR. The Business section includes on pages 82 and 83 a summary of the rights and obligations of the Company and Solvay with regard to Luvox CR.

Prospectus Summary – page 1

7.	We note that while you have two currently marketed products, only one of them is mentioned in the summary. Please revise the summary to identify both marketed products and indicate that portion of your revenues attributable to each of them.

In response to the Staff’s comment, the Company has revised pages 1-2 of the prospectus to identify its other marketed product, Antizol, and the portion of the Company’s revenues attributable to each of its marketed products, Xyrem and Antizol.

8.	Please revise the last bullet on page 1 to briefly describe the requirements set forth in the “approvable letter” that Solvay must satisfy in order to obtain FDA approval for this product. A more detailed discussion should be provided in the “Business” section.

In response to the Staff’s comment, the Company has revised page 2 of the prospectus to describe the requirements set forth in the “approvable letter” that Solvay must satisfy in order to obtain FDA approval for Luvox CR. A more detailed discussion is included on page 82 of the “Business” section.

9.

In the last bullet on page 1, you say that in January of 2007, you acquired the “U.S. marketing rights” to Luvox CR from Solvay Pharmaceuticals, Inc. Please be more specific about what you obtained from Solvay. Also, please briefly explain what your

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Five

obligations under this agreement are. The disclosure, as currently written, appears to imply that you own Luvox.

Please see the response to comment number 6 above.

10.	In the carryover paragraph at the top of page 3 you refer to your “lifecycle management activities.” Please revise the discussion to explain what this term refers to.

In response to the Staff’s comment, the Company has revised page 3 of the prospectus to describe the activities that constitute the Company’s “lifecycle management activities.”

11.	Please expand the last bullet on page 4 to quantify the amount of your net losses.

In response to the Staff’s comment, the Company has expanded the last bullet point on page 5 of the prospectus to quantify the amount of the Company’s net losses from inception through March 31, 2007.

Risk Factors – page 8

The FDA may not approve Luvox CR for marketing in the United States, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. – page 8

12.	Please revise and expand the risk factor to quantify the potential adverse impact on you. For example, how much did you spend to acquire the marketing rights? What are your financial obligations under the agreement?

In response to the Staff’s comment, the Company has revised the risk factor on page 9 of the prospectus to quantify the potential adverse impact to the Company. The Company supplementally advises the Staff that the $2.0 million payment that has been made to Solvay and that is disclosed on page 9 of the prospectus is the only payment that the Company is required to make to Solvay prior to receipt of FDA approval of Luvox CR.

Our only product candidate currently in Phase III clinical trials is JZP-6 for the treatment of FMS… – page 8

13.

In the body of the risk factor you refer to “a risk management program similar to the one we use for Xyrem.” At this point in the prospectus, a reader will have no idea what you are referring to. Please revise the risk factor to briefly, but clearly, explain what a risk

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Six

management program is and why such a program would make it difficult for you to “effectively supply the FMS market.”

In response to the Staff’s comment, the Company has revised the risk factor on page 10 of the prospectus to describe the risk management program and its effect on the Company’s ability to timely supply all of the patients who may be prescribed JZP-6 for the treatment of fibromyalgia syndrome.

Many of our product candidates are in preclinical or early-stage clinical trials. A failure to prove that our product candidates are safe and effective in clinical trials would require us to discontinue their development, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. – page 9

14.	Please refer to the reference in the subheading to your product candidates in “early-stage clinical trials.” The disclosure in the summary discussing the status of your product development activities does not identify any ongoing clinical trials. Please revise pages 1 and 2 to briefly describe your ongoing early-phase trials.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the prospectus to briefly describe ongoing early-phase clinical trials with respect to the Company’s product candidates that are in ongoing early phase clinical trials.

We depend on one central pharmacy distributor for Xyrem sales in the United States and the loss of that distributor or its failure to distribute Xyrem effectively would adversely affect sales of Xyrem. – page 11

15.	Please identify the pharmacy you rely on and describe the steps you have taken to ensure that you will not lose its services. It does not appear that you have filed this agreement as an exhibit to the registration statement and its material terms are not discussed in this document. Please file the agreement as an exhibit and revise the business section to include a discussion of its material terms.

The Company respectfully advises the Staff that the central pharmacy distributor for Xyrem is Express Scripts Specialty Distribution Services, Inc., or Express Scripts, and that the Company has filed its agreement with Express Scripts as Exhibit 10.33 to its Registration Statement on Form S-1/A, filed with the SEC on March 27, 2007. In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 77 of the prospectus to (1) identify Express Scripts as the central pharmacy that distributes Xyrem in the United States and (2) describe the material terms of the Company’s agreement with Express Scripts. The Company advises the Staff that the principal steps that the Company has taken to ensure that the Company does not lose the services of Express Scripts is the entry into an agreement with Express Scripts and

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Seven

compliance with its material obligations under that agreement. Accordingly, the Company has not added additional disclosure with respect to the steps that the Company has taken to ensure that the Company does not lose the services of Express Scripts.

Xyrem cannot be advertised directly to consumers, which could limit sales. – page 14

16.	Please expand the last sentence to identify the products that compete with Xyrem. Also, tell us why you say that the competing products “may not be subject to” the advertising limitations and pre-review requirements. If the competing products are not subject to these requirements you should say so clearly. Without the information about competing products, a reader will not be able to adequately evaluate the risk and its potential adverse consequences.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the prospectus to identify the product that competes with Xyrem and to disclose the absence of advertising limitations and pre-review requirements for such product.

We face substantial competition from companies with greater resources than we have. – page 15

17.	In the second sentence of the risk factor you indicate that your product candidates will face competition from existing generic and branded products. Please identify the principal competitors and products or treatments for each of your existing and most developed product candidates. Also, discuss, for each product, how you intend to compete with the existing products or treatments. Investors need an adequate factual context for evaluating this risk.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 to identify the principal competitors and products or treatments for Xyrem, Luvox CR and JZP-6, the Company’s most significant marketed product and most advanced product candidates. Disclosure as to how the Company intends to compete with the existing products and treatments is included in the Business section and, if added on page 17, would largely serve to mitigate the risk factor. Accordingly, the Company does not believe that it is appropriate to add this aspect of the requested disclosure on page 17.

Sales of our products in the United States may be adversely affected by consolidation among wholesale drug distributors and the growth of large retail drug store chains. – page 23

18.

The body of the risk factor contains the first reference to your product, Antizol, in the prospectus. Readers will not know anything about this product, so you will need to explain what it is, what it is used for and how much it contributes to your revenue. You should also quantify the information in the risk factor to the extent practicable. Without

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Eight

an adequate factual context, readers will not be able to evaluate the risk and its potential adverse consequences.

In response to the Staff’s comment, the Company has revised pages 1-2 of the prospectus to explain what Antizol is, what it is used for and how much it contributes to the Company’s revenues. The Company has also revised the risk factor on page 26 of the prospectus to quantify Antizol net product sales for 2006 and the first quarter of 2007. The Company respectfully advises the Staff that it is not practicable to further quantify the information in the risk factor.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval. – page 29

19.	Please disclose the percentage of shares that will be owned by management subsequent to the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the prospectus.

20.	Please expand the risk factor to address the issue of management entrenchment.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 and has also expanded the risk factor related to anti-takeover effects on pages 33-34 of the prospectus.

Use of Proceeds – page 33

21.	Please revise the bullets to be more specific about the amount of proceeds you intend to use for each identified purpose. Where a bullet contains more than one identified purpose, you should disclose the amount to be used for each. The revised disclosure should also be more specific about how far along in the development process the proceeds will take you. If you will need substantial amounts of additional funds to commercialize the products, you should discuss the amounts of additional funds that will be required and your anticipated sources of funding for the remainder of the development.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the prospectus.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Nine

22.	Please expand the bullet list to include a bullet disclosing the amount of proceeds you expect to use for expenses associated with the U.S. Attorney’s investigation of Orphan Medical’s promotion of Xyrem.

The Company supplementally advises the Staff that it does not currently expect to use any of the proceeds of this offering to fund its legal expenses associated with the U.S. Attorney’s investigation of Orphan Medical’s promotion of Xyrem. The Company has funded such expenses from its available cash resources and expects to be able to do so for the foreseeable future, whether or not the offering is completed. At this time, the Company does not know if it will reach a settlement agreement with the U.S. Attorney’s Office requiring it to make any monetary payments. Accordingly, it is not possible to determine if the Company will use any proceeds from the offering for this purpose or, if so, the amount of such proceeds. Accordingly, the Company has not revised the disclosure on pages 36-37 in response to this comment. The Company has revised the disclosure on pages 36-37 to remove the implication that the amount and timing of expected expenditures of the proceeds of the offering are dependent upon the Company’s legal expenses associated with the investigation.

Management’s Discussion and Analysis – page 43

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

In-Process Research and Development, page 53

23.	Clarify here, and in the financial statements, the amount of in-process research and development attributed to each acquired project. You indicate that 71% of the total expense relates to an expanded label indication for Xyrem.

In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and F-21-22 of the prospectus to reflect the amount of in-process research and development expense attributed to each project acquired in the Orphan Medical transaction for which the Company incurred in-process research and development expense.

Critical Accounting Policies and Significant Judgments and Estimates, page 48

Revenue Recognition, page 48

Product Sales, Net, page 49

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Ten

24.	Your disclosure states that “significant judgment is inherent in the selection of assumptions” with respect to revenue dilution items. Please revise your disclosure to enhance your discussion of the estimates of items that reduce gross revenue such as payment discounts, wholesaler and specialty distributor fees, government chargebacks and rebates, and other allowances and discounts to include the following:

(a)	Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

In response to the Staff’s comment, the Company has revised the disclosure on pages 52-54 of the prospectus to disclose the nature and amount of each accrual at the balance sheet date and the significant factors that the Company considers in deriving its estimates associated with such accruals. The Company has, as appropriate for each revenue dilution item, indicated what factors may result in a material change to its estimates and its expectation as to whether changes to its estimates would have a material impact on product sales, net.

(b)	Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

As noted above, in response to the Staff’s comment, the Company has revised the disclosure on pages 52-54 of the prospectus to disclose the factors that the Company considers in estimating each accrual.

(c)	To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

As noted in the revised disclosure on pages 52-54 of the prospectus, for each of the identified items, the estimates upon which the Company relies for its accruals are based primarily on the Company’s historical experience or sales or invoice data and on information from external sources only to the limited extent noted under the headings Medicaid Rebates and Customer Rebate. The Company

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Eleven

believes that fluctuations in the information provided by external sources could not be expected to have a material effect on product sales, net. The Company has indicated in its revised disclosure whether changes to its accruals for each revenue dilution item could be material based on increases in the Company’s product sales or whether revisions to estimates of such accruals could be expected to have a material effect on product sales, net. The Company does not believe such factors are otherwise reasonably quantifiable. Due to the nature of our current products, product returns have been infrequent and immaterial and therefore, the Company does not maintain a reserve for product returns.

(d)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

In response to the Staff’s comment, the Company supplementally advises the Staff that it has not historically made shipments as a result of incentives or in excess of a customer’s ordinary course of business inventory levels.

(e)	A roll forward of the accrual for each estimate for each period presented showing the following:

(1)	Beginning balance,

(2)	Current provision related to sales made in current period,

(3)	Current provision related to sales made in prior periods,

(4)	Actual returns or credits in current period related to sales made in current period,

(5)	Actual returns or credits in current period related to sales made in prior periods, and

(6)	Ending balance.

As noted in the Company’s revised disclosure on pages 52-54 of the prospectus, certain of the revenue dilution items related to the Company’s current products are based on sales or invoice data rather than estimates and, as a result, the Company has not experienced and does not expect to experience any material difference between its accruals for these items and actual results. For those accruals that are based on estimates, the Company’s historical experience has been that differences between actual results and the Company’s estimates have been insignificant. As a result, the Company believes that a roll forward as suggested by the Staff’s comment would not provide meaningful disclosure to investors.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Twelve

(f)	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 52-54 of the prospectus to disclose the amount of each revenue dilution item accrued during each period. As indicated in its revised disclosure, the fluctuations in each of these items have been substantially based on increases to the Company’s product sales and, therefore, the Company does not believe that additional repetitive disclosure in the discussion of the Company’s results of operations for each period would be meaningful to investors.

UCB Agreement, page 49

25.	Please revise your disclosure to include a statement as to whether there has been any change in the expected performance period during each of the periods presented in your financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the prospectus to include a statement that there has been no change in the expected performance period since the performance period was established in 2006.

Stock-Based Compensation, page 50

Change in Accounting Principle – Stock-Based Compensation Under SFAS 123R, page 51

Common Stock Fair Value, page 52

26.	Provide the disclosures recommended by paragraph 182 of the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57-58 of the prospectus and in note 14 to the Company’s consolidated financial statements to include the disclosure recommended by paragraph 182 of the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Thirteen

27.	It appears you have you relied on the valuation and methodology of an independent valuation specialist for the value of your stock. Please revise your disclosure to name the expert and make reference to them in the “Experts” section of the document and provide the written consent this independent valuation specialist. Refer to Securities Act Rule 436 and footnote 60 of the AICPA Practice Aid.

We respectfully advise the Staff that while the Company did engage an independent valuation specialist to assist it in performing a contemporaneous valuation of its common stock, the Board of Directors did not exclusively rely on such valuation and made independent determinations of the fair value of the Company’s common stock based on various factors in addition to such valuation. As a result, the Company does not believe its appropriate to name such specialist or refer to such specialist in the “Experts” section of the prospectus. In response to the Staff’s comment, the Company has revised its disclosure on pages 57-58 and F-33-34 of the prospectus to clarify the significant factors and assumptions in addition to the contemporaneous valuation considered by the Board of Directors in its determination of fair value of the Company’s common stock.

Accrued Expenses, page 53

28.	Please provide the disclosures contemplated by the penultimate paragraph of Section 501.14 of the Codification of Financial Reporting Policies.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the prospectus to reflect the disclosures contemplated by the penultimate paragraph of Section 501.14 of the Codification of Financial Reporting Policies.

Contractual Obligations, page 60

29.	Based on your disclosure in your statement of cash flows, it appears that interest payments are and will continue to be a significant cash outflow for the Company. We believe the inclusion of interest payments in the contractual obligations table will provide investors increased transparency of your cash flow. Please revise your contractual obligations table to include interest. Refer to Financial Reporting Release 72.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the prospectus regarding its contractual obligations to include interest payments due on the Company’s senior secured notes.

30.	With respect to your payments related to licensing and other arrangements, please clarify the following:

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Fourteen

•

In several places in the filing, you disclose that “you expect to make significant expenditures relating to planned commercial launch of Luvox CR”. While you have disclosed that the actual payments will occur on or before the commercial launch of Luvox, it is not clear whether this specific event is what triggers the payment. Please revise your disclosure to clarify the specific events and the anticipated timing of the payments due to Solvay.

•

Please disclose whether milestone payments due under the GlaxoSmithKline agreement could be triggered in the current fiscal year. Include a discussion of the amounts and events that will trigger the payments. If no payment is anticipated, please clarify that fact as well.

Please note that a confidential treatment application is not sufficient reason to omit disclosure that is required by generally accepted accounting principles.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the prospectus to clarify the specific events and the anticipated timing of the payments due to Solvay and whether milestone payments due under the GlaxoSmithKline agreement could be triggered in the current fiscal year, including a discussion of the amounts and events that will trigger the payments.

31.	Please refer to footnote 1 to the table. In light of your disclosure in the Summary and Business sections indicating that you expect to begin marketing Luvox CR during the first quarter of 2008, it is unclear why you say here that, “at this time,” you cannot determine when or if the milestones will be achieved or the events triggering the commencement of payment obligations will occur. We note further that payment of some of your milestone payment obligations is an identified purpose for the proceeds of this offering. Please either revise the table to include the milestone payments you reasonably anticipate making during the time periods specified in the table, or provide us with a more detailed explanation of why you do not reasonably anticipate making these payments.

The Company respectfully advises the Staff that it is unable to revise the table to include the milestone and royalty payments because the dates on which such payment obligations would be triggered are uncertain, if such obligations are triggered at all. For example, although the Company expects to begin marketing Luvox CR during the first quarter of 2008, the triggering events for the commencement of the Company’s payment obligations under this license agreement are dependant upon approval of this product candidate by the FDA. Solvay has only received an approvable letter from the FDA at this time, and the Company cannot state with certainty when Solvay may receive approval from the FDA. The Company provides information elsewhere in the prospectus (including in the paragraphs immediately following the table) that discusses when such milestone and royalty payment obligations would commence under the Luvox CR license agreement and the Company’s other license and collaboration agreements.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Fifteen

Business – page 63

32.	Please revise the disclosure to provide discussions of the material terms of your material agreements under appropriate subheadings. We may have additional comments on your disclosure after we review your confidential treatment application.

In response to the Staff’s comment, the Company has revised the prospectus to provide discussion of the material terms of the Company’s material agreements, other than management contracts and compensatory plan agreements (the material terms of which were previously disclosed in the prospectus), as follows:

•

Exhibit 10.30 (GlaxoSmithKline): The material terms of this agreement were previously described in the prospectus under the headings “Contractual Obligations” and “Product Candidates – JZP-4 (type IIa sodium channel antagonist) – Product Development,” and remain disclosed on pages 69 and 88 of the prospectus under the same headings.

•	Exhibits 10.31 and 10.32 (Lonza): The material terms of these agreements have been added to pages 95-96 of the prospectus under the heading “Manufacturing.”

•

Exhibits 10.33 through 10.36 (Express Scripts): The material terms of these agreements have been added to page 77 of the prospectus under the heading “Marketed Products – Xyrem (sodium oxybate)– Commercialization.”

•	Exhibits 10.37 through 10.40 (Catalytica/DSM): The material terms of these agreements have been added to page 95 of the prospectus under the heading “Manufacturing.”

•

Exhibit 10.41 (UCB): The material terms of this agreement were previously described in the prospectus under the headings “Marketed Products – Xyrem (sodium oxybate) – Commercialization” and “Product Candidates – JZP-6 (sodium oxybate) – Commercialization Strategy,” and remain disclosed on pages 76-77 and 86-87 of the prospectus under the same headings.

•

Exhibits 10.42 through 10.49 (Solvay & Elan): The summary of the material terms of these agreements has been revised on page 83 of the prospectus under the heading “Product Candidates – Luvox CR (fluvoxamine maleate extended release capsules) – Commercialization Strategy.”

•	Exhibits 10.50 and 10.51 (Patheon): The material terms of these agreements have been added to page 95 under the heading “Manufacturing.”

•

Exhibits 10.52 and 10.53 (Lease and Sublease): The material terms of these agreements were previously described in the prospectus under the heading “Facilities” and remain disclosed on page 107 of the prospectus under the same heading.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Sixteen

Competition – page 93

33.	Please revise your discussion of the competition for each of your marketed or proposed products to include the word “competition” in the subheading. Your current presentation of this information, under the subheading “Current Treatments,” is not adequately descriptive. In addition, the information contained under “Current Treatments” does not include all of the information specified in Item 101(c)(1)(x) of Regulation S-K. Please revise and expand the discussion to include the competitive conditions in the market for each of your products and proposed products, as well as the positive and negative factors pertaining to your own competitive position. Please note that this information should be provided for each of your principal products as well as for the company as a whole.

In response to the Staff’s comment, the Company has revised disclosure for each of the Company’s products and product candidates to reference “competition” in the appropriate subheading. In addition, the Company has revised such disclosure to provide additional information associated with competitive conditions and, where appropriate, the positive and negative factors pertaining to the Company’s competitive position. The Company has also provided additional information on page 106 under the heading “Competition.”

Certain Relationships and Related Transactions – page 123

34.	Please include the information specified in Item 404(b) of Regulation S-K.

In response to the Staff’s comment, the Company has included the information specified in Item 404(b) of Regulation S-K on page 137 of the prospectus.

Financial Statements

Consolidated Balance Sheets, page F-3

35.	Please include a column for the pro forma balance sheet giving effect to the conversion of the preferred stock that will occur at the closing of the IPO.

In response to the Staff’s comment, the Company has included a column for the pro-forma balance sheet.

Statement of Operations

36.	Amortization of acquired developed pharmaceutical products should be included in cost of product sales. If cost of sales excludes amortization, disclose that fact parenthetically

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Seventeen

on the face of this statement. Disclose the amount of amortization excluded from cost of sales in the notes to the financial statements.

In response to the Staff’s comment, the Company has revised its consolidated statement of operations to disclose parenthetically on the face of the consolidated statement of operations that cost of sales excludes amortization of acquired technology. The Company has revised note 2 of the notes to consolidated financial statements to disclose the amount of amortization of developed technology excluded from cost of sales for each period presented.

Consolidated Statement of Cash Flows, page F-7

37.	Your disclosure on page F-9 indicates that the restricted cash balance is directly tied to the agreements under the line of credit and the senior secured notes. Please explain why it is appropriate to present the changes in the restricted cash within the operating section of the statement of cash flows. Include references to specific literature relied on in your determination. This comment also applies to financial statements of Orphan Medical, Inc.

In response to the Staff’s comment, the Company has revised its consolidated statement of cash flows and the statement of cash flows for Orphan Medical, Inc. to reflect changes in restricted cash balances under the heading “investing activities.”

38.	Please revise your presentation of the senior secured notes issued in June 2005 to indicate that the transaction was with a related party. Refer to Rule 4-08(k)(1) of Regulation S-X.

In response to the Staff’s comment, the Company has revised its presentation of its senior secured notes on the consolidated statement of cash flows to indicate the amount of proceeds received by related parties.

5. Acquisition of Orphan Medical, page F-17

39.	The developed technology acquired from Orphan Medical is a material asset. So that a reader can better understand this asset, disaggregate the asset in a manner similar to revenues in Note 18.

In response to the Staff’s comment, the Company has revised its disclosure as set forth in notes 5 and 6 of the consolidated financial statements to disaggregate information associated with the gross carrying amount, accumulated amortization and net book value of the developed technology.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Eighteen

40.	It appears you are relying on the valuation and methodology of an independent appraisal firm for the value of the assets acquired. Please revise your disclosure to name the expert and make reference to them in the “Experts” section of the document and provide the written consent [of] this independent appraisal firm. Refer to Securities Act Rule 436.

We respectfully advise the Staff that while the Company did engage an independent valuation specialist to assist it in performing a valuation of the assets acquired from Orphan Medical, Inc., management undertook primary responsibility for completing such valuation. As a result, the Company does not believe its appropriate to name such specialist or refer to such specialist in the “Experts” section of the prospectus. In response to the Staff’s comment, the Company has revised its disclosure on pages F-33-34 of the prospectus to clarify the role of management and the independent appraisal firm in completing the valuation of these assets.

12. Convertible Preferred Stock, page F-24

41.	Please revise your disclosure to clarify what “certain events” affect the adjustment of the conversion of the preferred shares into common stock. Also include a detailed discussion of any accounting implications that such adjustments would involve, if any.

The Company has revised the disclosure in response to the Staff’s comment to describe the events that would cause adjustment of the conversion price of the Company’s convertible preferred stock.

14. Stock-Based Compensation, page F-27

42.	Please tell us how you determined the historical volatility for the periods presented, and why the expected volatility dropped significantly between 2004 and 2006.

The Company respectfully advises the Staff, as indicated in the disclosure in note 14 to the consolidated financial statements, that for all periods presented, the expected stock price volatility for the Company’s common stock was estimated by taking the median historic stock price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants.

The median historic stock price volatility for the Company’s current industry peers measured over annual periods from 1999 through 2006 was 81%, 104%, 81%, 77%,

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Nineteen

58%, 51%, 43% and 49%, respectively, indicating a general decrease in stock price volatility for companies in the Company’s industry over the last eight years. The median historic stock price volatility for the Company’s current industry peers for the period from 1999 through December 2003, a period equivalent to the expected life of grants during 2004, was 80%.

43.	Provide the disclosure required by paragraph 179(a) of the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In response to the Staff’s comment, the Company has revised the disclosure in note 14 to the Company’s consolidated financial statements to include the disclosure recommended by paragraph 179(a) of the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Orphan Medical, Inc.

General

44.	You have provided two years of audited statements of operation and cash flows for Orphan Medical in either separate financial statements or included in the registrant’s financial statements. Tell us how you determined that three years of financial statements were not required.

The Company respectfully advises the Staff that in determining the audited financial statements of operation and cash flows for Orphan Medical required to be included in the Registration Statement, the Company applied Rule 3.05 of Regulation S-X and analyzed the extent to which Orphan Medical constituted a “significant subsidiary” based upon the investment, asset and income conditions set forth in the definition of “significant subsidiary” in Rule 1.02(w) of Regulation S-X. The Company determined that at least one of these conditions, the investment condition, exceeded 50%, thereby requiring inclusion of the full financial statements required by Rules 3.01 and 3.02 of Regulation S-X unless the net revenues of Orphan Medical reported for the fiscal year prior to the acquisition were less than $25 million. Orphan Medical’s reported net revenues for the fiscal year ended December 31, 2004, the year prior to the acquisition, were approximately $23.7 million. As a result, the Company determined that financial statements for the earliest of the three fiscal years required by Rules 3.01 and 3.02 of Regulation S-X could be omitted in reliance upon Rule 3.05(b)(iv) of Regulation S-X. As the Company had determined that the inclusion of audited financial statements for the period from January 1, 2005 to June 24, 2006 was both feasible and appropriate, the Company did not apply the interpretation of Rule 3.05 of Regulation S-X as set forth in Staff Accounting Bulletin No. 80 (“SAB 80”) to determine whether such interpretation would further reduce the historical financial statements of Orphan Medical required to be included in the Registration Statement as permitted by SAB 80.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission April 20, 2007 Page Twenty

The Company’s currently plans to print preliminary prospectuses on approximately May 4, 2007 in order to market the public offering and then price on approximately May 22, 2007 (prior to the Memorial Day weekend and a subsequent large industry conference). Accordingly, the Company respectfully requests that it receive any additional comments from the Staff by no later than May 3, 2007 so it can address any comments in the preliminary prospectus and proceed with the public offering on the currently anticipated schedule.

Please do not hesitate to contact me at (650) 843-5654, Suzanne Sawochka Hooper at (650) 843-5180 or John Geschke at (650) 843-5757 if you have any questions or would like any additional information regarding this matter.

Best regards,

/s/ CHADWICK L. MILLS
Chadwick L. Mills

cc:	Samuel R. Saks, M.D., Jazz Pharmaceuticals, Inc.

Carol A. Gamble, Esq., Jazz Pharmaceuticals, Inc.

Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP

John M. Geschke, Esq., Cooley Godward Kronish LLP

Bruce Dallas, Esq., Davis Polk & Wardwell

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM